FEDERAL INSURANCE

COMPANY

Endorsement No.: 8

Bond Number:    81522394

NAME OF ASSURED: BARON INVESTMENT FUNDS TRUST & ALL SERIES THEREOF;

  AND BARON SELECT FUNDS & ALL SERIES THEREOF

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 16, 2012	By	/s/ Paul Morrissette
Authorized Representative

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE

COMPANY

Endorsement No: 9

Bond Number:    81522394

NAME OF ASSURED: BARON INVESTMENT FUNDS TRUST & ALL SERIES THEREOF;

  AND BARON SELECT FUNDS & ALL SERIES THEREOF

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Baron Investment Funds Trust

Baron Asset Fund

Baron Growth Fund

Baron Small Cap Fund

Baron Opportunity Fund (f/k/a Baron iOpportunity Fund)

Baron Fifth Avenue Growth Fund

Baron Select Funds

Baron Partners Fund

Baron Focused Growth Fund (f/k/a) Baron Retirement Income Fund

Baron International Growth Fund

Baron Real Estate Fund

Baron Emerging Markets Fund

Baron Energy and Resources Fund

Baron Global Advantage Fund

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 16, 2012	By	/s/ Paul Morrissette
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1